# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CAMP4 THERAPEUTICS CORPORATION, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 08/03/2026
Amends the filing with accession number 0001104659-24-110570
Filed by CIK 0001753037
Persons authorized to receive notices and communications: 5AM Venture Management, LLC, Attn: Lauren Daniel, CCO, 4 Embarcadero Center, Suite 3110, San Francisco, California (CA), 94111, (415) 993-8565

## Reporting persons
- 5AM Ventures VI, L.P. (CIK 0001753037): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,625,145; sole dispositive power 0; shared dispositive power 2,625,145; aggregate amount beneficially owned 2,625,145 (4.2% of the class)
- 5AM Partners VI, LLC (CIK 0001829051): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,625,145; sole dispositive power 0; shared dispositive power 2,625,145; aggregate amount beneficially owned 2,625,145 (4.2% of the class)
- 5AM Ventures VII, L.P. (CIK 0001844435): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,376,519; sole dispositive power 0; shared dispositive power 3,376,519; aggregate amount beneficially owned 3,376,519 (5.3% of the class)
- 5AM Partners VII, LLC (CIK 0001873545): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,376,519; sole dispositive power 0; shared dispositive power 3,376,519; aggregate amount beneficially owned 3,376,519 (5.3% of the class)
- 5AM Opportunities II, L.P. (CIK 0001844401): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 302,770; sole dispositive power 0; shared dispositive power 302,770; aggregate amount beneficially owned 302,770 (0.5% of the class)
- 5AM Opportunities II (GP), LLC (CIK 0001873515): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 302,770; sole dispositive power 0; shared dispositive power 302,770; aggregate amount beneficially owned 302,770 (0.5% of the class)
- Andrew J. Schwab (CIK 0001598549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 9,000; shared voting power 6,304,434; sole dispositive power 9,000; shared dispositive power 6,304,434; aggregate amount beneficially owned 6,313,434 (9.9% of the class)
- Kush Parmar (CIK 0001664281): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,304,434; sole dispositive power 0; shared dispositive power 6,304,434; aggregate amount beneficially owned 6,304,434 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CAMP4 THERAPEUTICS CORPORATION
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 22, 2024, and amended on September 11, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is filed by 5AM Ventures VI, L.P. ("Ventures VI"), 5AM Partners VI, LLC ("Partners VI"), 5AM Ventures VII, L.P. ("Ventures VII"), 5AM Partners VII, LLC ("Partners VII"), 5AM Opportunities II, L.P. ("Opportunities II"), 5AM Opportunities II (GP), LLC ("Opportunities II GP"), Andrew J. Schwab ("Schwab") and Dr. Kush Parmar ("Parmar"). The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.
Residence or business address: The principal business office of the Reporting Persons is 4 Embarcadero Center, Suite 3110, San Francisco, CA 94111.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a managing member of each of Partners VI, which is the general partner of Ventures VI, Partners VII, which is the general partner of Ventures VII, and Opportunities II GP, which is the general partner of Opportunities II.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Ventures VI, Partners VI, Ventures VII, Partners VII, Opportunities II and Opportunities II GP are organized in the state of Delaware and each of the individuals is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

At the Second Closing, which occurred on August 3, 2026, the Issuer issued and sold 10,756,498 Shares at $1.53 per share and 21,925,368 Pre-Funded Warrants at $1.5299 per Pre-Funded Warrant. In addition, the Issuer issued and sold to certain members of management and the Issuer's co-founders, an additional 39,306 Shares at a purchase price of $1.65 per share. In the Second Closing, Ventures VII purchased 3,179,558 Pre-Funded Warrants for a total purchase price of $4.9 million, which was funded by capital contributions from the general and limited partners of Ventures VII.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 62,753,200 shares of common stock outstanding at the completion of the Second Closing, as reported by the Issuer to the Reporting Persons, and giving effect to Pre-Funded Warrants and stock options, to the extent exercisable within 60 days hereof, as applicable, as referenced herein. Parmar's and Schwab's beneficial ownership percentages are 9.98% and 9.99%, respectively. Due to field limitations of the EDGAR filing system, the percentages listed in Row 13 of each of the cover pages for Parmar and Schwab have been rounded down to 9.9%.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 2,625,145 shares of common stock directly held by Ventures VI; (ii) 2,941,176 shares of common stock and Pre-Funded Warrants exercisable for up to 3,179,558 shares of common stock directly held by Ventures VII; (iii) 302,770 shares of common stock directly held by Opportunities II; and (iv) 9,000 vested stock options (right to buy) held by Schwab. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of the Pre-Funded Warrants to the extent that, following exercise, Ventures VII, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding.

Partners VI is the sole general partner of Ventures VI, Partners VII is the sole general partner of Ventures VII and Opportunities II GP is the sole general partner of Opportunities II. Schwab and Parmar are managing members of Partners VI, Partners VII and Opportunities II GP and share voting and dispositive power over, and may be deemed to beneficially own, the shares held by Ventures VI, Ventures VII and Opportunities II.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Pre-Funded Warrants

Each Pre-Funded Warrant has an exercise price of $0.0001 per share of common stock, is immediately exercisable and does not expire. Under the terms of the Pre-Funded Warrants, the Issuer may not effect the exercise of any Pre-Funded Warrant, and Ventures VII will not be entitled to exercise any portion of any Pre-Funded Warrant, which, upon giving effect to such exercise, would cause Ventures VII, together with its Attribution Parties (as defined in the Pre-Funded Warrant), to own more than 9.99% of the number of shares of the common stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants.

The exercise price and the number of shares of common stock issuable upon exercise of each Pre-Funded Warrant are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the common stock.

In the event of certain fundamental transactions (as described in the Pre-Funded Warrants), a holder of Pre-Funded Warrants will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or property that such holder would have received had they exercised in full the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Pre Funded Warrants.

References to and the description of the Pre-Funded Warrants set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Pre-Funded Warrant, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on September 11, 2025).

Exhibit 99.2 Form of pre-funded warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-42365), filed with the SEC on August 4, 2026).

## Signatures
- 5AM Ventures VI, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VI, LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/05/2026)
- 5AM Partners VI, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (08/05/2026)
- 5AM Ventures VII, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VII, LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/05/2026)
- 5AM Partners VII, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (08/05/2026)
- 5AM Opportunities II, L.P.: /s/ Andrew J. Schwab, By 5AM Opportunities II (GP), LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/05/2026)
- 5AM Opportunities II (GP), LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (08/05/2026)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (08/05/2026)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (08/05/2026)